UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Clear Secure, Inc.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

18467V109
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Alclear Investments II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
5,541,891 shares(1)(2)(3)
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
5,541,891 shares(1)(2)(3)
	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,541,891 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents shares of 5,541,891 Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of Clear Secure, Inc. (the “Issuer”) issuable to the reporting person at any time upon (x)(i) the exchange of 5,416,444 non-voting common units of Alclear Holdings, LLC (“Alclear Units” and “Alclear,” respectively), together with an equal number of shares of Class D common stock, par value $0.00001 per share (“Class D Common Stock”), of the Issuer directly held by the reporting person for shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer, on a one-for-one basis, and (ii) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, and (y) the conversion of 125,447 shares of Class B Common Stock directly held by the reporting person into shares of Class A Common Stock, on a one-for-one basis.

(2) Pursuant to the terms of the Exchange Agreement, dated June 29, 2021, by and among the Issuer, Alclear and the equityholders of Alclear (including Alclear Investments II, LLC), Alclear Units, together with an equal number of shares of Class D Common Stock or shares of Class C Common Stock, may be exchanged for, at the Issuer’s option, (i) shares of Class B Common Stock or shares of Class A Common Stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale of shares of Class A Common Stock (based on the market price of the Class A Common Stock in such public offering or private sale). The exchange rights under the Exchange Agreement do not expire.

(3) Pursuant to the terms of the Issuer’s Certificate of Incorporation, each share of Class B Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) as described in the Issuer’s Certificate of Incorporation will automatically convert into a share of Class A Common Stock, on a one-for-one basis, and each share of Class D Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) will automatically convert into a share of Class C common stock, par value $0.00001 per share (“Class C Common Stock”), of the Issuer, on a one-for-one basis, (i) at the option of the holder, (ii) immediately prior to any sale or other transfer of such share to a person or entity that is not a member of Kenneth L. Cornick’s permitted ownership group as described in the Issuer’s Certificate of Incorporation, (iii) upon the fifth anniversary of the consummation of the Issuer’s initial public offering, (iv) with respect to any shares of Class B Common Stock or Class D Common Stock held by Kenneth L. Cornick or any other person in his permitted ownership group, (a) such time as Kenneth L. Cornick is removed as a director from the board of directors of the Issuer with his consent, (b) upon the violation of any material non-compete or non-solicitation covenants by Kenneth L. Cornick set forth in any written agreement entered into by the Issuer and Kenneth L. Cornick on or after the filing and effectiveness of the Issuer’s Certificate of Incorporation, which violation is finally determined by a court of competent jurisdiction or (c) upon the death or disability (as defined in the Issuer’s Certificate of Incorporation) of Kenneth L. Cornick or (v) if Kenneth L. Cornick and his permitted transferees cease to hold or control, in the aggregate, at least 25% of the aggregate shares of the Class B Common Stock and Class D Common Stock held by or subject to the voting control of Kenneth L. Cornick and his permitted transferees as of the consummation of the Issuer’s initial public offering.

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Kenneth L. Cornick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
5,541,891 shares(1)(2)(3)
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
5,541,891 shares(1)(2)(3)
	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,541,891 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents shares of 5,541,891 Class A Common Stock of the Issuer issuable to the reporting person at any time upon (x)(i) the exchange of 5,416,444 non-voting common units of Alclear Units, together with an equal number of shares of Class D Common Stock of the Issuer directly held by the reporting person for shares of Class B Common Stock of the Issuer, on a one-for-one basis, and (ii) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, and (y) the conversion of 125,447 shares of Class B Common Stock directly held by the reporting person into shares of Class A Common Stock, on a one-for-one basis.

(2) Pursuant to the terms of the Exchange Agreement, dated June 29, 2021, by and among the Issuer, Alclear and the equityholders of Alclear (including Alclear Investments II, LLC), Alclear Units, together with an equal number of shares of Class D Common Stock or shares of Class C Common Stock, may be exchanged for, at the Issuer’s option, (i) shares of Class B Common Stock or shares of Class A Common Stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale of shares of Class A Common Stock (based on the market price of the Class A Common Stock in such public offering or private sale). The exchange rights under the Exchange Agreement do not expire.

(3) Pursuant to the terms of the Issuer’s Certificate of Incorporation, each share of Class B Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) as described in the Issuer’s Certificate of Incorporation will automatically convert into a share of Class A Common Stock, on a one-for-one basis, and each share of Class D Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) will automatically convert into a share of Class C common stock, par value $0.00001 per share (“Class C Common Stock”), of the Issuer, on a one-for-one basis, (i) at the option of the holder, (ii) immediately prior to any sale or other transfer of such share to a person or entity that is not a member of Kenneth L. Cornick’s permitted ownership group as described in the Issuer’s Certificate of Incorporation, (iii) upon the fifth anniversary of the consummation of the Issuer’s initial public offering, (iv) with respect to any shares of Class B Common Stock or Class D Common Stock held by Kenneth L. Cornick or any other person in his permitted ownership group, (a) such time as Kenneth L. Cornick is removed as a director from the board of directors of the Issuer with his consent, (b) upon the violation of any material non-compete or non-solicitation covenants by Kenneth L. Cornick set forth in any written agreement entered into by the Issuer and Kenneth L. Cornick on or after the filing and effectiveness of the Issuer’s Certificate of Incorporation, which violation is finally determined by a court of competent jurisdiction or (c) upon the death or disability (as defined in the Issuer’s Certificate of Incorporation) of Kenneth L. Cornick or (v) if Kenneth L. Cornick and his permitted transferees cease to hold or control, in the aggregate, at least 25% of the aggregate shares of the Class B Common Stock and Class D Common Stock held by or subject to the voting control of Kenneth L. Cornick and his permitted transferees as of the consummation of the Issuer’s initial public offering.

ITEM 1.	(a)	Name of Issuer:

Clear Secure, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

85 10th Avenue, 9th Floor New York, New York 10011

ITEM 2.	(a)	Name of Person Filing:
This statement is being filed on behalf of each of the following persons (each, a “reporting person” and, collectively, the “reporting persons”): (1) Alclear Investments II, LLC (2) Kenneth L. Cornick

(b)
Address of Principal Business Office, or if none, Residence:

The principal business address for each of the reporting persons is:

c/o Alclear Investments II, LLC
85 10th Avenue, 9th Floor
New York, New York 10011

	(c)	Citizenship:

Alclear Investments II, LLC is a Delaware limited liability company. Mr. Cornick is a United States citizen.

	(d)	Title of Class of Securities:

Class A common stock, par value $0.00001 per share.

	(e)	CUSIP Number:

18467V109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned: Beneficial ownership information is reported as of September 30, 2024.
		Alclear Investments II, LLC Kenneth L. Cornick	5,541,891 5,541,891

(b)	Percent of class:
	Alclear Investments II, LLC Kenneth L. Cornick	5.6% 5.6%

The percentages are based on (i) 94,015,104 shares of Class A Common Stock that were issued and outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, and (ii) 5,541,891 shares of Class A Common Stock issuable to the reporting persons as set forth in (a) above.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

		Alclear Investments II, LLC	5,541,891
		Kenneth L. Cornick	5,541,891

	(ii)	Shared power to vote or to direct the vote:

		0 for all Reporting Persons

	(iii)	Sole power to dispose or to direct the disposition of:

		Alclear Investments II, LLC	5,541,891
		Kenneth L. Cornick	5,541,891

	(iv)	Shared power to dispose or to direct the disposition of:

		0 for all Reporting Persons

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024
ALCLEAR INVESTMENTS II, LLC

By:	/s/ Kenneth L. Cornick
Name:	Kenneth L. Cornick
Title:	Manager

KENNETH L. CORNICK

/s/ Kenneth L. Cornick